15025007

AB 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 Route 209
(No. and Street)

Wawarsing (City) NY (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Coombe, III 845-647-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D' Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

510 Haight Ave (Address) Poughkeepsie (City) NY (State) 12603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/17/15

OATH OR AFFIRMATION

I, Philip Coombe, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coombe Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BEATRICE A. HAUGEN-DEPUY
Notary Public, State of New York
No. 01HA6095947
Qualified in Ulster County
Commission Expires July 21, 20 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP®
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFilippo, CPA/ABV

510 Haight Ave. Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

February 27, 2015

To the Stockholder of
Coombe Financial Services, Inc.

In connection with our audit of the financial statements and supplemental information of Coombe Financial Services, Inc. for the year ended December 31, 2014 we have issued our report thereon dated February 27, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

You are responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise you about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2014. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require your most difficult and subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Coombe Financial Services, Inc. in its 2014 financial statements are described in Note 1 to the financial statements and related to the policies the Company uses to account for accounts receivable, fair value of investments, and revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements was:

> Management's estimate of receivables is based on the estimated amount of commissions the Company expects to collect when amounts have not been subsequently received. We evaluated the key factors and assumptions used to develop these estimates in determining that they are reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size of nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in your judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to you. The attached schedules summarize uncorrected misstatements that we presented to you and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

You have determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Statement Pursuant to Rule 17a-5(d), we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For the purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents a Computation of Net Capital Pursuant to Rule 15c3-1 of the United States Securities and Exchange Commission and a Reconciliation Pursuant to Rule 17A-5(D)94) of the United States Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the stockholder and management of Coombe Financial Services, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

D'Arcangelo & Co., LLP

D'Arcangelo & Co., LLP

Coombe Financial Services, Inc.
Schedule of Proposed and Passed Journal Entries
December 31, 2014

Account	Description	Debit	Credit
Passed Journal Entries JE # 901			
To record impact of 2013 PAJE-903 to pass on accruing 2013 credit card expenses in 2013.			
3050	Retained Earnings	1,625.16	
6550	Office Expense		1,625.16
Total		**1,625.16**	**1,625.16**
Passed Journal Entries JE # 902			
To pass on record payable for FUTA due			
6665	Payroll Tax Expense:Federal	504.00	
2100	Payroll Liabilities		504.00
Total		**504.00**	**504.00**
Passed Journal Entries JE # 903			
To pass on accrual of Amex Credit Card Stmts			
6550	Office Expense	2,022.91	
2000	Accounts Payable		2,022.91
Total		**2,022.91**	**2,022.91**
Passed Journal Entries JE # 904			
To pass on reclassifying debit balance in AP which is due from stockholder			
2050	Shareholder Loan	616.08	
2000	Accounts Payable		616.08
Total		**616.08**	**616.08**

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFilippo, CPA/ABV

510 Haight Ave. Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Coombe Financial Services, Inc.

We have reviewed management's statements, included in the accompanying "Exemption Statement Pursuant to Rule 17a-5(d)", in which (1) Coombe Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coombe Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Coombe Financial Services, Inc. stated that Coombe Financial Services, Inc. met the identified exemption provisions throughout the most recent period, without exception. Coombe Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards for the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coombe Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arcangelo & Co., LLP

Poughkeepsie, New York
February 27, 2015

COOMBE FINANCIAL SERVICES
6872 ROUTE 209
P.O. BOX 333
WAWARSING, NEW YORK 12489
(845) 647-4800
Fax: (845) 647-7259 E-Mail: pcoombe@coombefinancial.com

NEW HORIZONS IN FINANCIAL MANAGEMENT

PHILIP COOMBE III, CFP®
CATHERINE COOMBE BENDER, CFP®

Exemption Statement Pursuant to Rule 17a-5(d)

We as members of management of Coombe Financial Services, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(1)(the "exemption provision"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception.

These exemption provisions include:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

(ii) The broker's or dealer's transactions as broker (agent) are limited to:
The sale and redemption of redeemable securities of registered investment companies or of interest or participation in an insurance company separate account, whether or not registered as an investment company.

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for securities for, or owe money or securities to, customers.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Philip Coombe, III or Catherine Bender.

Philip Coombe III, CFP®, CTFA
President

2/6/2015
Date

Catherine Coombe Bender, CFP®
Chief Compliance Officer

02/06/2015
Date

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

COOMBE FINANCIAL SERVICES, INC.
TABLE OF CONTENTS

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFilippo, CPA/ABV

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Coombe Financial Services, Inc.

We have audited the accompanying financial statements of Coombe Financial Services, Inc. (a New York S Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Coombe Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coombe Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 13 to 14 has been subjected to audit procedures performed in conjunction with the audit of Coombe Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Coombe Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arcangelo & Co., LLP

Poughkeepsie, New York
February 27, 2015

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$ 24,719	
Investments	10,938	
Accounts receivable	36,068	
Prepaid expenses	1,221	
Miscellaneous receivables	367	
Property and equipment, net	59,781	
Total assets		$ 133,094

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 38,075	
Deferred revenue	37,427	
Total liabilities		$ 75,502
Stockholder's equity		
Capital stock, 100 shares authorized, 25 shares issued and outstanding	5,000	
Additional paid-in capital	63,851	
Accumulated deficit	(11,259)	
Total stockholder's equity		57,592
Total liabilities and stockholder's equity		$ 133,094

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2014

Revenue		
Commissions, investment company shares	$ 328,922	
Other-than-temporary loss on investments (includes $7,095 accumulated other comprehensive income reclassification for unrealized losses on investments)	(10,395)	
Other revenue	98,787	
Total revenue		$ 417,314
Expenses		
Salaries and costs for officers	80,421	
Other employee compensation and benefits	137,719	
Occupancy	60,346	
Commissions	88,355	
Professional fees	19,479	
Regulatory fees	2,754	
Other expenses	49,938	
Total expenses		439,012
Net loss		$ (21,698)

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF COMPREHENSIVE LOSS
Year ended December 31, 2014

Net loss	$ (21,698)
Other comprehensive income	
Unrealized losses on securities:	
Reclassification of other-than-temporary losses reocognized	7,095
Comprehensive loss	$ (14,603)

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2014

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Income	Deficit)	Total
Balance, January 1, 2014	25	$ 5,000	$ 54,163	$ (7,095)	$ 10,439	$ 62,507
Stockholder's capital contribution	-	-	9,688	-	-	9,688
Net loss	-	-	-	-	(21,698)	(21,698)
Other comprehensive income	-	-	-	7,095	-	7,095
Balance, December 31, 2014	25	$ 5,000	$ 63,851	$ -	$ (11,259)	$ 57,592

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
December 31, 2014

Cash flows from operating activities		
Net loss		$ (21,698)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 5,861	
Other than temporary impairment loss on investment	10,395	
Amortization of deferred grant revenue	(2,786)	
Change in operating assets and liabilities:		
Increase in accounts receivable	(10,415)	
Increase in prepaid expenses	(1,221)	
Increase in miscellaneous receivable	(367)	
Increase in accounts payable and accrued expenses	21,611	23,078
Net cash provided by operating activities		1,380
Cash flows from investing activities		
Purchase of investments		(3,600)
Cash flows from financing activities		
Repayment of stockholder loan	(7,000)	
Stockholder's capital contribution	4,000	
Net cash provided by financing activities		(3,000)
Net decrease in cash		(5,220)
Cash, beginning of year		29,939
Cash, end of year		$ 24,719

Supplemental disclosure of non-cash investing and financing activities

During the year ended December 31, 2014, the stockholder made a capital contribution of stock that was owned personally with a basis of $5,688. This amount has been excluded from the investing and financing activities in the statement of cash flows presented.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2014. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Investments:

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2014, the Company's investment portfolio consisted of marketable equity securities classified as available for sale and are reported at their aggregate fair value with unrealized gains or losses included in the determination of other comprehensive income and reported as a component of stockholder's equity. Realized gains and losses on available for sale securities are determined using the specific identification method and are included in earnings in the year of sale or when the investment loss has been identified as other than temporarily impaired.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2014, the Company's Federal and New York State income tax returns for tax years 2011 and beyond remain subject to examination by the applicable taxing jurisdictions.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense of $1,461 for the year ended December 31, 2014.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 2. Investments

Cost and fair value of securities held for investment at December 31, 2014 consist of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Hometown Bancorp, Inc.	$ 1,650	$ -	$ -	$ 1,650
Catskill Hudson Bankcorp, Inc.	9,288	-	-	9,288
Total	$10,938	$ -	$ -	$10,938

As of December 31, 2014, the Company wrote down the cost basis in its investment in Hometown Bancorp, Inc. to fair market value due to a decline in the fair value of the securities which, in the opinion of management, was considered to be other than temporary. Unrealized losses on this stock at December 31, 2013 amounted to $7,095 and were reclassified out of other comprehensive income in the current year.

Note 3. Property and Equipment

Property and equipment consist of the following at December 31, 2014:

Computer equipment	$ 8,877
Furniture and fixtures	6,510
Leasehold improvements	60,365
	75,752
Accumulated depreciation	(15,971)
Total	$ 59,781

The Company recorded depreciation expense of $5,861 for the year ended December 31, 2014.

Note 4. Retirement Plans

The Company has adopted a 408(p) SIMPLE plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer contributions are at 3% of gross salary for qualified employees. Employer contributions to the plan for the year ended December 31, 2014 amounted to $5,594.

Note 5. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $11,340, which is in excess of its' required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2014 was 6.66 to 1.

Note 6. Related Party Transactions

The Company has been leasing office space from its sole stockholder under an operating lease that automatically renewed each January. In August 2013, a formal lease agreement was entered into which calls for monthly payments of $2,000. Rent expense for the year ended December 31, 2014 amounted to $24,000 and is included in occupancy on the statement of operations.

The Company leases certain employees to Coombe, Bender & Co., LLC (a company related through common ownership) under an employee leasing agreement terminating in July 2015. The lease agreement calls for monthly payments based on a specified formula. Employee lease income for the year ended December 31, 2014 amounted to $96,000 and is included in other income on the statement of operations.

The Company borrows funds from its sole stockholder from time to time for working capital with no interest or stated repayment terms.

Note 7. Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Investments, available for sale	$ 10,938	$ -	$ -	$ 10,938

Note 8. Concentration of Risk

Credit Risk

The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 9. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the FINRA, which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during 2014.

Note 10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued.

COOMBE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2014

NET CAPITAL		
Total stockholder's equity		$ 57,592
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	$ 11,349	
Accounts receivable, other non-allowable	9,686	
Prepaid expenses	1,221	
Property and equipment, net	22,354	
Total non-allowable assets		44,610
Net capital before haircuts on securities		12,982
Less haircuts on securities		(1,642)
Net capital		$ 11,340
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 38,075	
Deferred revenue	37,427	
Total aggregated indebtedness		$ 75,502
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under Rule 15c3-1(a)(1)(i)		$ 5,034
Minimum net capital under Rule 15c3-1(a)(2)(i)		$ 5,000
Required minimum net capital (greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(i)		$ 5,034
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.66 to 1.

See independent auditor's report

SUPPLEMENTARY INFORMATION

COOMBE FINANCIAL SERVICES, INC.
RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2014

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 18,155
Subsequent adjustments:		
Unallowable prepaid expenses	$ (1,221)	
Adjustments to accrued expenses	(5,594)	
Total adjustments		(6,815)
Net capital per audited financial statements		$ 11,340